UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 1, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

Media release

Change in the UBS Board of Directors

Publication of agenda items for the Annual General Meeting on May 7, 2014 and submission of the amended Articles of Association for shareholders’ approval

Zurich / Basel | 01 Apr 2014, 07:00 | Price Sensitive Information

Rainer-Marc Frey will not stand for re-election to the UBS Board of Directors at the next Annual General Meeting. The Articles of Association of UBS AG amended to implement the new Ordinance Against Excessive Compensation in Listed Stock Corporations and will be submitted to shareholders for their approval.

Zurich/Basel, 01 April 2014 – Due to the weight of his additional professional commitments Rainer-Marc Frey has decided not to seek re-election to the Board of Directors (BoD) of UBS at this year’s Annual General Meeting (AGM). Having been elected to the BoD in October 2008, he has served as a member of the Risk Committee and the Human Resources and Compensation Committee. The BoD regrets his decision and thanks him for his valuable contribution.

At the AGM the BoD will propose that shareholders approve amended Articles of Association to implement the new Ordinance Against Excessive Compensation in Listed Stock Corporations (the Ordinance). The Ordinance, enacted by the Federal Council to implement the Minder initiative, entered into force on 1 January 2014, although certain transitional provisions apply. UBS will propose that shareholders vote on the fixed compensation for the Group Executive Board (GEB) for the following financial year, and on compensation for members of the BoD for the period up to the next AGM. However, UBS will propose that the vote on the variable compensation for the GEB be taken based on the results of the preceding financial year. Axel Weber, Chairman of the Board of Directors of UBS: “By taking this course of action we are seeking to ensure that shareholders can make their decisions on the basis of reliable information and of the results actually achieved.”

In compliance with the Ordinance, each member of the Human Resources and Compensation Committee will now be subject to annual election at the AGM. Voting on the compensation payable to the BoD and the GEB will be binding, and will take place for the first time at the 2015 AGM.

UBS today published the agenda for the AGM which will be held on 7 May 2014. The agenda items are as follows:

1.	Annual Report, Group and Parent Bank financial statements for the financial year 2013

1.1.	Approval of the Annual Report and Group and Parent Bank financial statements

1.2.	Advisory vote on the Compensation Report 2013

2.	Appropriation of retained earnings and distribution

3.	Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2013

4.	Amendments to the Articles of Association in accordance with the new Ordinance Against Excessive Compensation in Listed Stock Corporations

5.	Advisory vote on the EU Capital Requirements Directive of 2013 (CRD IV)

6.	Elections

6.1.	Re-election of members of the Board of Directors

6.1.1.	Axel A. Weber as Chairman of the Board of Directors

6.1.2.	Michel Demaré

6.1.3.	David Sidwell

6.1.4.	Reto Francioni

6.1.5.	Ann F. Godbehere

6.1.6.	Axel P. Lehmann

6.1.7.	Helmut Panke

6.1.8.	William G. Parrett

6.1.9.	Isabelle Romy

6.1.10.	Beatrice Weder di Mauro

6.1.11.	Joseph Yam

6.2.	Election of members of the Human Resources and Compensation Committee

6.2.1.	Ann F. Godbehere

6.2.2.	Michel Demaré

6.2.3.	Helmut Panke

6.2.4.	Reto Francioni

6.3.	Election of the Independent Proxy, ADB Altorfer Duss & Beilstein AG, Zurich

6.4.	Re-election of the auditors, Ernst & Young Ltd, Basel

The invitation to the AGM contains explanations of the agenda items and amendments to the Articles of Association and can be viewed on the UBS website at www.ubs.com/agm. Voting results will also be posted on this webpage during the course of the AGM.

The UBS AG AGM will take place on 7 May 2014 at the Messe Basel, beginning at 10:30 a.m.

Media attendance

Representatives of the media may register to attend the UBS AG AGM by returning the invitation on page 4 by 30 April 2014 at the latest.

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: April 1, 2014